November 28, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ITC^DeltaCom, Inc. (the “Company”)

Registration Statement on Form S-1

Filed August 31, 2007

File No. 333-145818

Form 10-K for the fiscal year ended December 31, 2006

Filed March 29, 2007

Form 10-Q for the quarter ended June 30, 2007

File No. 1-8497

Ladies and Gentlemen:

ITC^DeltaCom, Inc. (the “Company”) hereby submits its supplemental responses to the Commission staff’s comments on the reviewed filings contained in the staff’s letter to the Company dated November 19, 2007. The Company has responded to all of the staff’s comments. The Company’s responses to the staff’s comments are set forth below, with each response appearing directly below the numbered comment in the staff’s letter.

Form 10-K – December 31, 2006

Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-9

Customer Acquisition Costs, page F-11

1.     We note your response to prior comment 5. We continue to believe that the third-party installation costs are under the scope of Questions 3 and 4 of SAB Topic 13(A)(3)(f). As such, the incremental direct costs incurred related to the acquisition or origination of a customer contract that may or may not generate deferred revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. Accordingly, if the third-party installation costs can be recovered over the initial contract term for each specific

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November 28, 2007

customer (i.e. a specific contractual arrangement exists, the contractual arrangement is legally enforceable, management intends to enforce the contractual arrangement and probable and objectively supportable net margins exist during the initial term of the contractual arrangement to support the recoverability of the deferred costs), you should recognize such costs over the period of the contract. Since you amortize the installation and acquisition costs over the two-year average initial customer contract, you should revise to limit the amortization period to the initial contract term for each specific customer. You should expense any excess installation costs (the portion that cannot be recovered over the initial contract term) immediately. If you are unable to recover the installation costs, you should revise to expense such costs immediately. If a customer terminates its contract during the initial contract term, the related customer installation costs should be written off.

The Company agrees with the staff that third-party installation (or “customer acquisition”) costs are within the scope of Questions 3 and 4 of SAB Topic 13(A)(3)(f) and, accordingly, that the guidance provided in paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91 should be followed. As discussed below, the Company believes that it has appropriately accounted for such costs in compliance with this guidance. To facilitate the staff’s review of the Company’s accounting for such costs, the following summarizes relevant information concerning capitalization of the Company’s customer acquisition costs in recent fiscal periods.

Nature of Customer Acquisition Costs Incurred

The Company performs various set-up and installation activities prior to generating revenue pursuant to its contracts with customers. These activities, which begin after the contract is entered into with the customer and end when the set-up activities are substantially complete, enable the Company to provide services to the customer during the contract term. Such customer acquisition costs include the following:

•	charges paid to other telecommunications service providers for the provisioning and installation of leased facilities (also known as third-party acquisition costs);

•	compensation and benefits for employees directly related to the engineering design, testing and turn-up of the customer’s circuit and service; and

•	compensation and benefits and other incremental expenses related to the dispatch of a technician to the customer premise to perform installation activities.

Such customer acquisition costs represent incremental direct costs incurred by the Company that would not have been incurred

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November 28, 2007

absent the new contract.

Recoverability of Customer Acquisition Costs

As noted by the staff and as discussed below, customer acquisition costs may be deferred as provided for in paragraph 4 of Technical Bulletin 90-1 and paragraph 5 of Statement 91. In accordance with the foregoing guidance, customer acquisition costs may be recovered over the initial contract term for each specific customer if the following criteria are satisfied:

•	a specific contractual arrangement exists;

•	the contractual arrangement is legally enforceable;

•	management intends to enforce the contractual arrangement; and

•	probable and objectively supportable net margins exist during the initial term of the contractual arrangement to support the recoverability of the deferred costs.

The Company believes, based on the following, that these criteria are satisfied for recovery of customer acquisition costs over the initial contract term of the Company’s customer contracts:

•	The Company’s customer contracts are standardized, written agreements requiring contractually enforceable signatures by its customers and are independently confirmed with the customer.

•

Substantially all of the Company’s sales of service and product offerings for the past five fiscal years have been sold to business customers under such contracts that are non-cancellable term contracts for terms of 12, 24 and 36 months.

•

The contracts provide for recurring fixed charges and/or recurring usage-sensitive charges (primarily for long distance service) commencing upon completion of service installation. The Company has not charged its customers non-recurring installation charges to initiate service.

•	The contracts provide for immediate acceleration of all remaining monthly recurring and/or committed usage-sensitive charges provided for in the contract in the event of cancellation by the customer.

•

The Company has historically enforced, and will continue to enforce, its contractual arrangements by rendering billed charges for all remaining revenue as provided under the contract terms to customers who choose to cancel their contracts prior to the expiration of the contractual term and has vigorously pursued collection of such charges.

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November 28, 2007

•

Total contractual revenues from new customer contracts entered into during each of the fiscal quarters in 2005 and 2006 have substantially exceeded approximately $12,000,000 in total future contractual revenue generated solely from the initial term of contracts entered into in any such fiscal quarter. The Company’s net margins (revenues in excess of costs of services and equipment, exclusive of items shown separately) for each of the fiscal quarters in 2005 and 2006 ranged from 48% to 50%, except in the fourth quarter of 2005, when the net margins were 43%.

Accordingly, the Company has determined that (1) objectively supportable net margins exist during the initial term of the new contractual arrangements and (2) it is appropriate to defer the foregoing customer acquisition costs because the contractual revenue streams and related gross profit are substantially in excess of, and more than sufficient to recover, the related deferred customer acquisition costs.

Amortization Period for Customer Acquisition Costs

In evaluating an amortization method and life for deferred customer acquisition costs, the Company determined under the applicable guidance that utilizing a 24-month amortization period for capitalized customer installation costs is appropriate and provides both a systematic and reasonable basis for amortizing such costs.

In SFAS 142, the FASB defined the useful life of an intangible asset as “the period over which an asset is expected to contribute directly or indirectly to future cash flows.” The Company notes that this definition does not require use of an intangible asset’s actual life. The guidance in SFAS 142, which does not equate an intangible asset’s useful life with the asset’s actual life, indicates that the underlying nature of an intangible asset, as influenced by factors indicative of its environment, is to be considered in determining the useful life of that asset. In evaluating an appropriate useful life of deferred customer acquisition costs, the Company considers such matters as competition, the potential economics of alternatives influenced by advancing technology, and the Company’s historical and forecasted rate of customer attrition. Further, the Company notes that Statement 91 permits the aggregation of similar contracts for purposes of recognizing net fees or costs if the resulting recognition does not differ materially from the amount that would be recognized on an individual contract basis.

To evaluate the recoverability of customer acquisition costs and the appropriateness of the 24-month amortization period, the Company evaluates the appropriateness of its amortization period for new customer acquisition costs capitalized on a quarterly basis

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by reviewing the future contract revenues associated with the related new initial term contracts entered into during the quarter. From these data, the Company determines the weighted average contract period for those contracts based on the amount of contractual revenue associated with each term, determines that the customer acquisition costs to be capitalized are recoverable from future estimated net margins from the contract revenue, and determines that the amortization period does not exceed the weighted average contract period of those contracts. In addition, on a quarterly basis, the Company reviews the remaining contractual revenues due from its customer contracts previously entered into to compare such remaining revenues to the related unamortized customer acquisition costs and the remaining amortization periods to determine that the carrying values of such unamortized costs are realizable and that the remaining amortization period is appropriate.

The specified terms of new customer contracts generally vary in length from 12 to 36 months. Contracts with initial terms of 12 months or less accounted for approximately 7% and 8% of future contractual revenue in 2006 and 2005, respectively. The actual weighted average initial contract term in months for new customer contracts entered into during each quarter during fiscal years 2005 and 2006 was as follows:

	Weighted Average Initial Contract Term in Months
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Year 2005	30.4	30.8	30.4	30.3
Year 2006	30.3	30.3	31.5	31.5

Although, as noted above, the actual weighted average initial contract terms of new contracts originated during fiscal years 2005 and 2006 exceed 24 months, the Company’s use of an amortization period of 24 months serves to ensure that deferred customer acquisition costs are not overstated for any period and that amortization charges recorded by the Company have not differed materially from amortization charges that would have resulted from the use of actual contract lives.

In addition, the remaining contractual revenue due from the Company’s customer contracts previously entered into provides for estimated future net margins that are approximately $60 million in excess of the carrying value of unamortized customer acquisition costs as of December 31, 2006.

Based on the foregoing, the Company believes that its methodology for amortizing the deferred customer acquisition costs over a period of 24 months on a straight-line basis approximates the recognition of the related revenue as services are performed under such contracts and is consistent with the relevant guidance and appropriate to the nature of the asset. In light of the number of the Company’s customers, which exceeded 50,000 as of September 30, 2007, and which increases each month, the Company believes that it would be impractical and unduly burdensome to track initial contract terms on an individual contract basis in order to calculate amortization expense and that the Company’s amortization expense, if calculated in such a manner, would not be materially different from the amount that was actually recorded.

Securities and Exchange Commission

November 28, 2007

Note 10 – Other Equity Interests, page F-27

2.     We have considered your response to comment 7. We continue to believe that you should record the Series D warrants as a liability pursuant to the guidance in paragraph 11 of FAS 150, as the Series D warrants may require you to settle the obligation of the warrants by transferring assets.

The Company respectfully disagrees with the staff’s position that the Company should record the Series D warrants as a liability pursuant to the guidance in paragraph 11 of FAS 150. The Company believes that, as the staff concurred following its thorough previous review of the Company’s accounting treatment of the Series D warrants in 2005-2006, the Company has appropriately classified the Series D warrants as equity. The Company has consistently followed this accounting treatment of the Series D warrants since the staff specifically approved this treatment in February 2006 following extensive consideration of the Company’s application of the relevant FASB and EITF guidance.

The Company believes that paragraph 11 of FAS 150 does not require the Series D warrants, at the date of classification for financial reporting purposes, to be accounted for as liabilities when, at the date of classification, there was no feature of the warrants themselves, or of the capital stock for which the warrants were or could have been exercisable, that could have resulted in a transfer of the Company’s assets. As discussed below, at each date of classification, the Series D warrants, which had no “put” or other cash-settlement features, would have been solely exercisable for shares that did not constitute at that date either “puttable shares” or “mandatorily redeemable shares” within the meaning of paragraph 11. FAS 150 clearly distinguishes between a “mandatorily redeemable financial instrument,” which is within the scope of paragraph 11 as an obligation to transfer assets, and a “conditionally redeemable financial instrument,” which is not within the scope of paragraph 11. Paragraphs 7A and 9A of FAS 150 (discussed below) indicate that convertible preferred stock such as the Company’s Series C preferred stock potentially issuable upon exercise of the Series D warrants constituted a conditionally redeemable, and not a mandatorily redeemable, financial instrument for purposes of paragraph 11. As noted in paragraph B28 of FAS 150, conditional obligations that are not settled for cash should not be accounted for as if they were required to settle for cash and, therefore, would not be considered liabilities. Accordingly, the Series D warrants did not embody any obligation to transfer assets in any fiscal period for which they were classified as equity for financial reporting purposes.

The following summarizes the terms of the Series D warrants and the Series C preferred stock relevant to the application of FAS 150.

Terms of Series D Warrants

1.     Term and Termination. The Company issued the Series D warrants on July 26, 2005. The Series D warrants first became exercisable in accordance with their terms on June 30, 2007. At the end of the following month, on July 31, 2007, all Series D warrants were exchanged for the Company’s common stock and were then canceled. During the 31 days in which the Series D warrants were exercisable, none of such warrants was exercised.

2.     No Cash Settlement. The terms of the Series D warrants provided for settlement solely in shares of common stock or in shares of Series C preferred stock.

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November 28, 2007

3.     Exercise for Common Stock. The Series D warrants could have been exercised at the holder’s option to purchase either shares of common stock or shares of Series C preferred stock. Accordingly, all of the warrant holders could have elected to exercise the warrants solely for shares of common stock.

4.     Exercise for Series C Preferred Stock. The warrant holders also could have elected to exercise the Series D warrants to purchase shares of Series C preferred stock, although none of the holders was obligated to do so. Accordingly, it always was possible that no warrants would have been exercised for Series C preferred stock.

Terms of Series C Preferred Stock

1.     Issuance. Because no Series D warrants were exercised, no Series C preferred stock was issued. As indicated above, all Series D warrants could have been exercised solely for common stock, in which event no Series C preferred stock would have been issued.

2.     Convertibility. If any shares of Series C preferred stock had been issued, they would have been convertible into a fixed number of shares of common stock at the holder’s option at any time from and after the issue date through the business day before the stated redemption date of October 29, 2012 (but only if the Company had exercised its redemption obligation on that date).

3.     No Redemption or “Put” at Holder’s Option. If any shares of Series C preferred stock had been issued, no holder would have had the right or option to require the Company to redeem or repurchase any of such shares of Series C preferred stock at any time.

4.     Redemption on October 29, 2012. If any shares of Series C preferred stock had been issued and had not been converted into common stock before October 29, 2012, the Company would have been obligated on that date, subject to the following condition set forth in its charter, to redeem for cash all outstanding shares of Series C preferred stock. As provided in the Company’s charter, for so long as the initial holders of the Series C preferred stock and their affiliates remained the owners of at least 50% of the outstanding shares of the Series C preferred stock, the Company’s exercise of such redemption would have been conditional upon its receipt of the prior written consent to such redemption of those initial holders owning at least 50% of the outstanding shares of the Series C preferred stock, unless the Company were concurrently to redeem a pro rata portion of its Series A and Series B convertible preferred stock, the owners of which did not own any Series D warrants.

Application of FAS 150

For the reasons set forth below, the Company does not believe that the guidance in FAS 150 provides that financial instruments with the characteristics of the Series D warrants should be recorded as a liability.

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November 28, 2007

No Cash Settlement of Warrants. As described above, the terms of the Series D warrants provided for settlement solely in shares of the Company’s capital stock. Accordingly,

•	the Company had no obligation to deliver cash to settle the Series D warrants; and

•	the Company had no obligation to buy back the warrants from the holders, and the holders had no right to “put” the warrants back to the Company, for cash or other assets.

Once they first became exercisable on June 30, 2007, the Series D warrants could have been exercised at the holder’s option solely to purchase either shares of common stock or shares of Series C preferred stock.

No Puttable or Mandatorily Redeemable Shares. FSP FAS 150-5 clarifies that paragraph 11 of FAS 150 applies to:

freestanding warrants and other similar instruments on shares that are either puttable or mandatorily redeemable regardless of the timing of the redemption feature or the redemption price because those instruments embody obligations to transfer assets. (emphasis supplied)

This guidance also indicates that “warrants for both puttable and mandatorily redeemable shares are analyzed the same way . . . .”

Neither the common stock nor the Series C preferred stock for which the Series D warrants could have been exercised constituted “puttable shares” within the meaning of paragraph 11 of FAS 150 at any date of classification of the Series D warrants. As defined in paragraph B25 of FAS 150, “puttable shares” are “shares that the holder can choose to require the issuer to redeem . . . .” As described above, no holder of Series C preferred stock would have had the option to require the Company to redeem the holder’s shares. The Series C preferred stock did not have terms consistent with any of the examples set forth in FAS 150 or FSP FAS 150-5 of shares issuable upon exercise of a warrant being put back to the issuer for cash or other assets. As a result, the Series D warrants would have been required to be classified as a liability under paragraph 11 of FAS 150 only if the shares of Series C preferred stock had constituted “mandatorily redeemable shares” at any date of classification.

For the reasons set forth in the Company’s prior correspondence with the staff, the Series C preferred stock did not constitute “mandatorily redeemable shares” within the meaning of paragraph 11 of FAS 150 at any date of classification of the Series D warrants. At each date of classification, the Series C preferred stock constituted a “conditionally redeemable financial instrument” for

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purposes of FAS 150, including paragraph 11 thereof. Paragraph 7A of FAS 150 states that a financial instrument does not meet the definition of “mandatorily redeemable financial instrument” in FAS 150 if the “financial instrument will be redeemed only upon the occurrence of a conditional event . . . .” Such a financial instrument would be properly classified as a “conditionally redeemable financial instrument” until circumstances have changed such that the instrument “now meets the definition of mandatorily redeemable (that is, the event is no longer conditional).” Paragraph A9 of FAS 150 applies this concept to convertible preferred stock (such as the Series C preferred stock), as follows:

For another example of a conditionally redeemable instrument, an entity may issue preferred shares with a stated redemption date 30 years hence that also are convertible at the option of the holders into a fixed number of common shares during the first 10 years. Those instruments are not mandatorily redeemable for the first 10 years because the redemption is conditional, contingent upon the holder’s not exercising its option to convert into common shares. However, when the conversion option (the condition) expires, the shares would become mandatorily redeemable and would be reclassified as liabilities, measured initially at fair value.

In addition, as noted in paragraph B28 of FAS 150, conditional obligations that are not settled for cash should not be accounted for as if they were required to settle for cash and, therefore, would not be considered liabilities.

Under the foregoing guidance, the conversion terms of the Series C preferred stock alone would have been sufficient to require classification of the Series C preferred stock as a conditionally redeemable, rather than a mandatorily redeemable, financial instrument for purposes of paragraph 11 of FAS 150 at each date at which the Series D warrants were classified as equity. As described above, if any shares of Series C preferred stock had been issued, they would have been convertible into a fixed number of shares of common stock at the holder’s option at any time from and after the issue date through the business day before the stated redemption date of October 29, 2012 (but only if the Company had exercised its redemption obligation on that date). In addition to the conversion condition, the existence of a condition to the Company’s exercise of its redemption obligation on October 29, 2012 required classification of the Series C preferred stock as a conditionally redeemable financial instrument at each classification date of the Series D warrants. As described above, the Company’s charter provided that, for so long as the initial holders of the Series C preferred stock and their affiliates remained the owners of at least 50% of the outstanding shares of the Series C preferred stock, the Company’s exercise of such redemption would have been conditional upon its receipt of the prior written consent to such redemption of those initial holders owning at least 50% of the outstanding shares of the Series C preferred stock, unless the Company were concurrently to redeem a pro rata portion of its Series A and Series B convertible preferred stock, the owners of which did not own any Series D warrants.

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Securities and Exchange Commission

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If the staff would like additional information, or has any questions or comments, with respect to the foregoing matters, please contact the undersigned at telephone number 256-382-3827.

Very truly yours,

/s/ Richard E. Fish, Jr.
Richard E. Fish, Jr.
Chief Financial Officer
cc:	BDO Seidman, LLP
Hogan & Hartson L.L.P.